FEE WAIVER AND
OPERATING EXPENSES LIMITATION AGREEMENT

THIS AGREEMENT (the "Agreement"), dated as of the ___ day of _________, 2009, is by and between Fairholme Funds, Inc. (the "Company"), on behalf of its series The Fairholme Focused Income Fund (the "Fund"), and Fairholme Capital Management, LLC (the "Manager").

WITNESSETH:

WHEREAS, the Manager renders investment management and other services to the Fund pursuant to the terms and provisions of an Investment Management Agreement between the Company, on behalf of the Fund, and the Manager dated as of the ___ day of ____________ 2009, (the "Investment Management Agreement"); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Management Agreement that have not been assumed by the Manager; and

WHEREAS, the Manager desires to waive its management fee and/or limit the Fund's Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Company (on behalf of the Fund) desires to allow the Manager to implement the waiver and/or limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.  FEE WAIVER/LIMIT ON OPERATING EXPENSES.   The Manager hereby agrees to waive its management fee and/or limit the Fund's current Operating Expenses to an annual rate, expressed as a percentage of the Fund's daily average net assets, of 0.50% of the Fund's daily average net assets (the "Annual Limit").  In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Advisor will, if necessary, pay to the Fund, on a monthly basis, the excess expense within fifteen (15) calendar days, or such other period as determined by the Board of Directors of the Company, of being notified that an excess expense payment is due.   In the event that the Board of Directors of the Company determines that an excess expense payment due date be other than fifteen (15) calendar days, the Company will provide the Manager with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2.  DEFINITION.   For purposes of this Agreement, the term "Operating Expenses" with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Manager's management fee detailed in the Investment Management Agreement (the "Management Fee") and other expenses corresponding to services assumed by the Manager pursuant to the Investment Management Agreement, but does not include any taxes, interest, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3.  REIMBURSEMENT OF FEE WAIVER AND/OR EXPENSES.   The Manager retains its right to receive reimbursement of any amount (the "Waived Amount") corresponding to its waiver of the Management Fee or to its payment of Operating Expenses made hereunder.  Any such Waived Amount is subject to reimbursement by the Fund to the Manager, if so requested by the Manager, in subsequent fiscal years provided that the aggregate amount paid by the Fund for Operating Expenses for such fiscal year (taking into account any reimbursement) does not exceed the applicable limitation on Operating Expenses for that year or, if no such limitation is effective for that year, the Management Fee payable by the Fund to the Manager for that year. Under this Agreement, the Manager may recoup from the Fund reimbursement of any Waived Amount made in any fiscal year of the Fund over the following three fiscal years of the Fund.  Any such reimbursement is also contingent upon Board of Directors review and approval at time the reimbursement is made.

4.  TERM. This Agreement shall become effective on the date specified herein and shall remain in effect for a period of one year, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.  TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Directors of the Company, on behalf of the Fund, upon sixty (60) days' written notice to the Manager. This Agreement may not be terminated by the Manager without the consent of the Board of Directors of the Company, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Management Agreement is terminated, with such termination effective upon the effective date of the Investment Management Agreement's termination.

6.  ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned by a party without the written consent of the other party.

7.  SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.  GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

FAIRHOLME FUNDS, INC. on behalf of the Fund	FAIRHOLME CAPITAL MANAGEMENT, LLC

By: ____________________________	By: _______________________________
Name:	Name:
Title:	Title:

SK 22146 0013 1037378